# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adagio Medical Holdings, Inc., CIK 0002006986
CUSIP: 00534B100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 26051 Merit Circle, Suite 102, Laguna Hills, California (CA), 92653
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-26-016658
Filed by CIK 0001940272

## Reporting persons
- ADAR1 Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,205,447; sole dispositive power 0; shared dispositive power 1,205,447; aggregate amount beneficially owned 1,205,447 (5.4% of the class)
  Comment: Includes (i) 1,054,697 shares of common stock, par value $0.0001 per share ("Common Stock") held by ADAR1 Partners, LP, and (ii) 150,750 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC as of June 30, 2026. Excludes 1,733,980 shares of Common Stock underlying milestone warrants held by ADAR1 Partners, LP, 500,000 shares of Common Stock issuable upon conversion of 13% senior secured convertible notes held by ADAR1 Partners, LP, and 185,138 shares of Common Stock underlying milestone warrants held by Spearhead Insurance Solutions IDF, LLC, the exchange and exercise of which are subject to 4.99% beneficial ownership limitations. As the investment manager of ADAR1 Partners, LP and as the sub-advisor of Spearhead Insurance Solutions IDF, LLC, ADAR1 Capital Management, LLC may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and Spearhead Insurance Solutions IDF, LLC.
  
  Based on 22,210,459 shares of Common Stock of Adagio Medical Holdings, Inc. (the "Issuer") outstanding as of June 30, 2026, reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 11, 2026.
- Daniel Schneeberger: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,205,447; sole dispositive power 0; shared dispositive power 1,205,447; aggregate amount beneficially owned 1,205,447 (5.4% of the class)
  Comment: Includes (i) 1,054,697 shares of common stock, par value $0.0001 per share ("Common Stock") held by ADAR1 Partners, LP, and (ii) 150,750 shares of Common Stock held by Spearhead Insurance Solutions IDF, LLC as of June 30, 2026. Excludes 1,733,980 shares of Common Stock underlying milestone warrants held by ADAR1 Partners, LP, 500,000 shares of Common Stock issuable upon conversion of 13% senior secured convertible notes held by ADAR1 Partners, LP, and 185,138 shares of Common Stock underlying milestone warrants held by Spearhead Insurance Solutions IDF, LLC, the exchange and exercise of which are subject to 4.99% beneficial ownership limitations. As the manager of ADAR1 Capital Management, LLC, Mr. Schneeberger may be deemed to indirectly beneficially own securities held by ADAR1 Partners, LP and Spearhead Insurance Solutions IDF, LLC.
  
  Based on 22,210,459 shares of Common Stock of Adagio Medical Holdings, Inc. (the "Issuer") outstanding as of June 30, 2026, reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026, filed with the Securities and Exchange Commission on August 11, 2026.

## Item 1. Issuer
Name of issuer: Adagio Medical Holdings, Inc.
Address of issuer's principal executive offices: 26051 Merit Circle, Suite 102, Laguna Hills, CA 92653

## Item 2. Person Filing
Name of person filing:
This Schedule is being filed on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) ADAR1 Capital Management, LLC ("ADAR1 Capital Management"); and

(ii) Daniel Schneeberger ("Mr. Schneeberger").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 3503 Wild Cherry Drive, Building 9, Austin, Texas 78738.
Citizenship:
(i) ADAR1 Capital Management is a Texas limited liability company; and

(ii) Mr. Schneeberger is a citizen of Switzerland.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Percent of class: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to vote or to direct the vote: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information contained on the cover pages of this Schedule 13G is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Mr. Schneeberger is filing this Schedule 13G as a control person in respect of shares beneficially owned by ADAR1 Capital Management, an investment adviser as described in SS 240.13d-1(b)(1)(ii)(E).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ADAR1 Capital Management, LLC: /s/ Daniel Schneeberger, Daniel Schneeberger, Manager (08/14/2026)
- Daniel Schneeberger: /s/ Daniel Schneeberger, Daniel Schneeberger, in his individual capacity (08/14/2026)